UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Multi-Color Corporation

(Name of Issuer)

Common Stock, no par value per share

Title of Class of Securities

625383 10 4 (CUSIP No.)

December 31, 2003

Date of Event Which Requires Filing

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Lorrence T. Kellar

2)	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable

3)	SEC Use Only

4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 297,292 (6) Shared Voting Power 0 (7) Sole Dispositive Power 297,292 (8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 297,292

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (Excludes 26,550 shares held by his spouse as to which Mr. Kellar disclaims beneficial ownership)

11)	Percent of Class Represented by Amount in Row (9) 4.9%

12)	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer: Multi-Color Corporation

	(b)	Address of Issuer’s Principal Executive Office: 425 Walnut Street, Cincinnati, Ohio 45202

Item 2.	(a)	Name of Person Filing: Lorrence T. Kellar

	(b)	Address of Person Filing: 2615 Grandlin Road, Cincinnati, OH 45208

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 625383 10 4

Item 3.	Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 297,292 shares

	(b)	Percent of class: 4.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 297,292

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 297,292

(iv) Shared power to dispose or to direct the disposition: 0

Excludes 26,550 shares held by his spouse, as to which Mr. Kellar disclaims beneficial ownership.

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Not applicable.

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Not applicable.

Item 10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004	/s/ Lorrence T. Kellar